F. James Lynch



                         January 11, 1999



Board of Directors
Laser Technology, Inc.
7070 South Tucson Way
Englewood, Colorado 80112

Gentlemen:

     I hereby confirm my resignation on January 7, 1999 as a Director of Laser Technology, Inc. (the "Company") and as a member of the Special Audit Committee of the Company's Board of Directors (the "Special Committee"). The reasons for my resignation are described in this letter. I request that the Company file a copy of this letter with its Current Report on Form 8-K reporting my resignation.

     On October 28, 1998, the Company's Board of Directors established the Special Committee comprised of directors Richard B. Sayford, F. James Lynch and William R. Carr. The Special Committee was directed to "independently investigate the Company's accounting records and irregularities relating to the Company's accounting records and to report to the Board the results of its investigation." Pursuant to this charge, the Special Committee retained independent legal counsel who, in turn, retained an independent accounting firm to assist in the investigation. Upon the recommendation and concurrence of BDO Seidman, LLP ("BDO"), the Company's independent public accountants at that time, the Special Committee retained an interim Chief Financial Officer who reported directly to the Special Committee and instituted additional internal controls to ensure the integrity of the investigation and the Company's financial reporting process.

     During the pendency of the Special Committee's investigation, on December 21, 1998, BDO unexpectedly resigned as the Company's independent public accountants and withdrew its opinions on the Company's financial statements for the years ended September 30, 1993 through 1997, for the reasons cited in its letter of resignation and the Company's Form 8-K filed December 28, 1998.



727 Shadow Mt. Lane                     4872 E. Desert Wind Court
P.O. Box 1557                                    Tucson, AS 85750
Grand Lake Colo 80441                              Ventana Canyon



     A Special Meeting of the Company's Board of Directors was held on January 7, 1999 (the "Meeting"). The purpose of the Meeting was to receive the report and recommendations of the Special Committee.

     At the Meeting, the Special Committee made the following recommendations based upon its investigation and report. Believing that the following recommendations, if made, would be in the best interests of the Company and its shareholders, the members of the Special Committee proposed that:

     1.   David Williams, Chairman and Chief Executive Officer,
          Pamela Sevy, Chief Financial Officer, and H. DeWorth
          Williams, Director, resign from their positions as officers and/or Directors of the Company;

     2.   Dan N. Grothe resign as Secretary and Director of the Company;

     3. David Williams pay all amounts, if any, that are due from him to the Company;

     4. The Company hire a new Chief Executive Officer and Chief Financial Officer from outside the Company.

     5. The Company immediately search for and retain a reputable accounting firm that is completely independent from any of the Company's officers and/or directors.

     6. David Williams and H. DeWorth Williams agree to place their shares of the Company's common stock into a voting rust or other arrangement whereby such shares may be voted in accordance with management's direction;

     7. After implementation of the above recommendations, the composition of the Board of Directors be revised to provide for three inside and three independent directors; and

     8. Because of the contribution David Williams and Pamela Sevy could make in assisting the Company's transition to a new management team and completion of its Fiscal 1998 and prior audits, each be offered a consulting agreement with the Company.

     After presentation of the Special Committee's recommendations, it became evident during the Meeting that the recommendations which it believed were warranted based upon the facts developed during the investigation and which were necessary and fundamental to restore the credibility of the Company and to retain a reputable independent accounting firm would not be accepted by the other members of the Board of Directors. Under the circumstances, I believed I would be unable to effectively carry out my duties as a director of the Company. Accordingly, I resigned as a Director of the Company and, therefore, as a member of the Special Committee.

     As discussed during the Meeting, certain aspects of the Special Committee's investigation had not been completed and, if completed, may have resulted in additional recommendations. I strongly recommend to the Company that it complete the investigation into those matters.

                                   Very Truly Yours,


                                   F. James Lynch